CVac
CVac

PRIMA BIOMED LTD

Australian Cancer Treatment Company

CAN-003 INTERIM ANALYSIS PRIMA BIOMED TELECONFERENCE November 2012 Exhibit 99.2

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

The statements in this presentation regarding the future and commercial prospects of Prima, including statements regarding the efficacy of Cvac™, the timetable and success of clinical trials, and the potential market for Cvac™ are forward looking and actual results could be materially different from those expressed or implied by such forward-looking statements as a result of various risk factors. This presentation contains certain forward-looking statements. Forward-looking words such as "expect," "anticipate,"
"believe," "likely," "intend," "should," "could," "may," "plan," "will,” "forecast," "estimate," "target," "aim," and other similar expressions are intended to identify forward-looking statements. Indications of and guidance on future earnings and financial position and performance are also forward-looking statements. Forward-looking statements, opinions, and estimates provided in this presentation are based on assumptions and contingencies which are subject to change without notice, as are statements about market and industry trends, which are based on interpretations of current market conditions.
Forward-looking statements, including projections, guidance on future earnings, and estimates are provided as a general guide only and should not be relied upon as an indication or guarantee of future performance. The expectations reflected in these statements may be affected by a range of variables which could cause actual results or trends to differ materially including the risk factors summarized in appendix I. The forward-looking statements involve known and unknown risks, uncertainties, and other factors, many of which are outside the control of Prima, and its directors, officers, employees, advisers, agents, and affiliates.
Forward-looking statements only speak as to the date of this presentation and Prima assumes no obligation to update or revise such information or to reflect any change in management's expectations, from the date of this presentation, with regard to any change in events, conditions, or circumstances on which any forward-looking statement is based. The forward-looking statements included in this presentation involve subjective judgment and analysis and are subject to significant business, economic, and competitive uncertainties, risks and contingencies, many of which are outside the control of and are unknown to Prima. Given these uncertainties, you are cautioned to not place undue reliance on such forward-looking statements. There can be no assurance that actual outcomes will not differ materially from such forward-looking  statements.
Forward-Looking Statements

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

•
Typically late stage when diagnosed
•
No diagnostic tests to detect early
•
Symptoms are often non-specific.
•
Overall 20–30% 5-year survival
–
Stage I (15% of total) – 91% at 5 years
–
Stage II (17%) – 72%
–
Stage III (61%) – 27%
–
Stage IV (7%) – 22%
•
Responds well at first to chemotherapy and debulking
surgery
•
Major unmet need for new treatments
Ovarian Cancer

Normal MUC1
Tumor MUC1
TAPPAHGVTSAPDTRPAPGS
GalNAc
GlcNAc
Gal
NeuNAc

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Antigen Target: Mucin 1
Normal Mucin 1
•
More complex
O-linked sugar
chains
•
Glycosylated
•
Tandem repeat
sequence (VNTR
[variable number
of tandem
repeats])
Tumor Mucin 1
•
Simpler and fewer
sugar chains
•
Underglycosylated
•
“Naked“ structure;
carbohydrate and
peptide epitopes are
exposed

Cell Therapy - A new paradigm for the treatment of cancer
PRIMA BIOMED LTD
Australian Cancer Treatment Company

Cvac Overview
MNCs (white blood cells) are
taken from the patient by
apheresis and sent to the lab
MNCs are separated and
matured to dendritic cells
(DCs) with growth factors
DCs are pulsed with the
antigen, mannan-mucin 1
fusion protein (M-FP)
Mucin 1-antigen is
internalized by the
DCs
The DCs are washed,
formulated, and
frozen in 1 mL vials
Manufacturing of Cvac
Mechanism after injection
Mucin 1 is overexpressed on
ovarian cancer cells
Cvac is administered as
4 intradermal injections
for each dose
Cvac activates CD8+ T-cells
specific to mucin 1
T cells target mucin 1
overexpressed on
cancer cells
T cells kill cancer cells
1

Cell Therapy - A new paradigm for the treatment of cancer
PRIMA BIOMED LTD
Australian Cancer Treatment Company

CAN-003 Background
• The intent of the CAN-003 trial is to determine the safety and efficacy of Cvac compared with observational standard of care (SOC)
in epithelial ovarian cancer patients who are in remission after first or second-line therapy.
Primary Objectives:
– To determine the safety of administering Cvac in this population
– To determine the effects of Cvac on progression-free survival
(PFS)
Secondary Objectives:
– To determine overall survival (OS) for ovarian cancer patients who receive Cvac after achieving remission in the first or
second-line setting
– To evaluate the host immunologic response to Cvac
administration

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Cvac is very well tolerated.
•
Only 1 serious adverse event (SAE) was considered
possibly related to Cvac treatment
•
Total of 5 SAEs in the Cvac arm (2 of disease
progression, 1 each of abdominal pain, small bowel
obstruction, and febrile neutropenia) compared with
2 SAEs in the SOC arm (abdominal pain and
hematoma/respiratory failure leading to death)
•
7 severe
adverse events noted (bunion, headache,
cough, itch , flu-like symptoms and urinary tract
infection)
CAN-003 Interim Safety Data

Days on study
Cvac (progressed)
Cvac (censored)
OSC (progressed)
OSC (censored)

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

7 First remission Second remission Promising trend in PFS data Median PFS (as of Aug 2012) NR Cvac: 421 D Cvac: 365 D Control: 321 D CAN-003 Interim Efficacy Data

0.5%
CD69
IFNγ

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Antigenic stimulus + brefeldin A Incubate 4–6 h • Fix cells • Permeabilize • Stain PBMCs or whole blood Gate on cells of interest Stanford , HIMC labs Immune Monitoring: What Is It?

IL2+
0.93e-3
IFNg+
0.104
<FITC-A>: IFNg
<PE-Cy7-A>: IL2
TNF+
0.139
<Alexa 700-A>: TNF
0.0901
0.0208
<PE-A>: IL17
<APC-A>: IL4
IL2+
6.89e-3
IFNg+
0.841
TNF+
0.834
0.165
0.0138

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Immune Monitoring Representative Results: Mucin 1 Stimulation Unstimulated Mucin 1 stimulated

Cell Therapy - A new paradigm for the treatment of cancer
PRIMA BIOMED LTD
Australian Cancer Treatment Company

Immune Monitoring
•
Time points tested are prior to Cvac treatment and
during the course of Cvac treatment
– Visit 1 = screening
– Visit 6 = 3 Cvac doses
– Visit 9 = 7 Cvac doses
– Visit 11 = gap in dosing
– Visit 13 = completed Cvac dosing
•
Average presented of 5 Cvac patients
•
Average presented of 2 SOC patients

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Immune Monitoring
•
Results show stimulation of CD8+ or CD4+ cell types:
CD8+:  cytotoxic T cell (killer)
CD4+:  helper T cells
•
Different cytokines were tested:
Tumor necrosis factor alpha (TNFa)
Interferon gamma (IFNg)
Interleukin 17 (IL-17)
•
Each patient sample was tested unstimulated and after
stimulation with the cancer-specific target mucin 1.

CD8+/IL17+ SOC
% Response
0.490
0.440
0.390
0.340
0.290
0.240
0.190
0.140
0.090
0.040
-0.010
V1 unstim
V1 mucin
V6 unstim
V6 mucin
V9 unstim
V9 mucin
V11 unstim
V11 mucin
V13 unstim

CD8+/IL17+ CVAC
% Response
0.490
0.440
0.390
0.340
0.290
0.240
0.190
0.140
0.090
0.040
-0.010
V1 unstim
V1 mucin
V6 unstim
V6 mucin
V9 unstim
V9 mucin
V11 unstim
V11 mucin
V13 unstim
V13 mucin

Cell Therapy - A new paradi

CD8+ Killer T Cells in
SOC / Cvac – IL17
Little to no expression was measured in
the SOC patients through the trial
In Cvac treated patient, a mucin 1
specific cytotoxic T cells response is
observed as seen with the increased
expression of IL-17

CD8+/TNF+ SOC
% Response
0.100
0.090
0.080
0.070
0.060
0.050
0.040
0.030
0.020
0.010
0.000
V1 unstim
V1 mucin
V6 unstim
V6 mucin
V9 unstim
V9 mucin
V11 unstim
V11 mucin
V13 unstim
V13 mucin

CD8+/TNF+ CVAC
% Response
0.100
0.090
0.080
0.070
0.060
0.050
0.040
0.030
0.020
0.010
0.000
V1 unstim
V1 mucin
V6 unstim
V6 mucin
V9 unstim
V9 mucin
V11 unstim
V11 mucin
V13 unstim
V13 mucin

CD8+ Cytotoxic (Killer) T Cells in
SOC vs Cvac Patients – TNFa
In SOC patients who are not treated with
Cvac showed a low level of T cell activity in
some time.
This was a limited response to mucin 1.
Cytotoxic T cells show
increased responses when
stimulated or challenged
with mucin 1.
However , there is notable
variability.

CD8+/IFNg+ SOC
% response
0.490
0.440
0.390
0.340
0.290
0.240
0.190
0.140
0.090
0.040
-0.010
V1 unstim
V1 mucin
V6 unstim
V6 mucin
V9 unstim
V9 mucin
V11 unstim
V11 mucin
V13 unstim

CD8+/IFNg+ CVAC
% Response
0.490
0.440
0.390
0.340
0.290
0.240
0.190
0.140
0.090
0.040
-0.010
V1 unstim
V1 mucin
V6 unstim
V6 mucin
V9 unstim
V9 mucin
V11 unstim
V11 mucin
V13 unstim
V13 mucin

CD8+ Cytotoxic (Killer) T Cells in
SOC vs Cvac Patients – IFN g
In Cvac treated patients
there was a mucin 1 specific
increase in IFNg activated
killer T cells.
In SOC patients there was limited
response throughout the course of
treatment

CD4+/IL17+ SOC
% Response
0.490
0.440
0.390
0.340
0.290
0.240
0.190
0.140
0.090
0.040
-0.010
V1 unstim
V1 mucin
V6 unstim
V6 mucin
V9 unstim
V9 mucin
V11 unstim
V11 mucin
V13 unstim

CD4+/IL17+ CVAC
% Response
0.480
0.430
0.380
0.330
0.280
0.230
0.180
0.130
0.080
0.030
-0.020
V1 unstim
V1 mucin
V6 unstim
V6 mucin
V9 unstim
V9 mucin
V11 unstim
V11 mucin
V13 unstim
V13 mucin

CD4+ Helper T Cells in
SOC–
IL17
In SOC patients there was little to no
response from CD4+ when assessing
IL-17 responses
In Cvac treated patients, CD4+helper cells
and IL-17 levels had little to no expression
prior to treatment
Testing with mucin 1 showed high levels of
IL-17 across all time points of the trial

CD4+/TNF+ SOC
% Response
0.150
0.130
0.110
0.090
0.070
0.050
0.030
0.010
-0.010
V1 unstim
V1 mucin
V6 unstim
V6 mucin
V9 unstim
V9 mucin
V11 unstim
V11 mucin
V13 unstim

CD4+/TNF+ CVAC
% Response
0.150
0.130
0.110
0.090
0.070
0.050
0.030
0.010
-0.010
V1 unstim
V1 mucin
V6 unstim
V6 mucin
V9 unstim
V9 mucin
V11 unstim
V11 mucin
V13 unstim
V13 mucin

Cell Therapy - A new para

CD4+ Helper T cells in
SOC vs Cvac  –
TNFa
In Cvac treated patients,
CD4+ helper cells showed
some up regulation when
challenged with mucin 1
However, there variability.
CD4+ helper cells showed some
basal expression on TNFa in SOC
patients

CD4+/IFNg+ SOC
% Response
0.490
0.440
0.390
0.340
0.290
0.240
0.190
0.140
0.090
0.040
-0.010
V1 unstim
V1 mucin
V6 unstim
V6 mucin
V9 unstim
V9 mucin
V11 unstim
V11 mucin
V13 unstim
V13 mucin

CD4+/IFNg+ CVAC
% Response
0.490
0.440
0.390
0.340
0.290
0.240
0.190
0.140
0.090
0.040
-0.010
V1 unstim
V1 mucin
V6 unstim
V6 mucin
V9 unstim
V9 mucin
V11 unstim
V11 mucin
V13 unstim
V13 mucin

Cell Therapy - A new paradi

CD4+ Helper T Cells in
SOC vs Cvac Patients –
IFN g
In Cvac treated patients, the
CD4+ helper cells showed
little stimulation with mucin
1 with substantial noise and
variability.
In SOC patients, there was little to
no expression

Immune Monitoring Conclusions
• Standard of Care (SOC) patients had limited or no
response when challenged with mucin 1
• Patients receiving Cvac showed responsive T cells –
both CD4+ (helper T cells) and CD8+ (killer T cells).
• In this cohort of patients, CD8+ cytotoxic T cells
showed more greater reactivity than CD4+ T helper
cells in this cohort
• T cells from Cvac treated patients showed responses
to mucin 1 when challenged
=> T cell response is mucin 1 specific
• Despite biological variation, data from the first
5 Cvac patients show a trend indicating maintenance
of the immune response to Cvac over time.

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

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